As filed with the Securities and Exchange Commission on November 30, 2016

Registration No. 333-214787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
FORM F-10
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

FORTIS INC.
(Exact name of Registrant as specified in its charter)

Newfoundland and Labrador, Canada (Province or other jurisdiction of incorporation or organization)	4911 (Primary Standard Industrial Classification Code Number)	98-0352146 (I.R.S. Employer Identification No.)

Fortis Place, Suite 1100
5 Springdale Street
St. John's, Newfoundland and Labrador
Canada A1E 0E4
(709) 737-2800
(Address and telephone number of Registrant's principal executive offices)

C T Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 590-9070
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

David C. Bennett
Executive Vice President,
Chief Legal Officer
and Corporate Secretary
Fortis Inc.
Fortis Place, Suite 1100
5 Springdale Street
St. John's, Newfoundland and
Labrador, Canada
A1E 0E4
(709) 737-2800

Jeffrey Nadler, Esq. Davies Ward Phillips & Vineberg LLP 900 Third Avenue, 24th Floor New York, NY 10022 (212) 588-5505

Approximate date of commencement of proposed sale of the securities to the public:
From time to time after the effective date of this Registration Statement.

Province of Ontario, Canada
(Principal jurisdiction regulating this offering)

         It is proposed that this filing shall become effective (check appropriate box):

A.	☒	Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada)
B.	☐	At some future date (check the appropriate box below)
	1.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).
	2.	☐

pursuant to Rule 467(b) on (            ) at (            ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (            ).

	3.	☐

pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

	4.	☐	after the filing of the next amendment to this Form (if preliminary material is being filed).

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. ☒

 PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

I-1

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in each of the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Fortis at Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John's, Newfoundland and Labrador A1B 3T2 (telephone (709) 737-2800) and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	November 30, 2016

FORTIS INC.

$5,000,000,000

COMMON SHARES
FIRST PREFERENCE SHARES
SECOND PREFERENCE SHARES
SUBSCRIPTION RECEIPTS
DEBT SECURITIES

We may from time to time offer and issue common shares, or Common Shares, first preference shares, or First Preference Shares, second preference shares, or Second Preference Shares, subscription receipts, or Subscription Receipts, and/or unsecured debt securities, or Debt Securities, and together with the Common Shares, First Preference Shares, Second Preference Shares and Subscription Receipts, the Securities, having an aggregate offering price of up to $5,000,000,000 (or the equivalent in U.S. dollars or other currencies), during the 25 month period that this short form base shelf prospectus, or the Prospectus, including any amendments hereto, remains valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement, or a Prospectus Supplement.

We are permitted, under the multi-jurisdictional disclosure system adopted by the United States, or the U.S., and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the U.S.

Financial statements incorporated by reference herein have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

Prospective investors should be aware that the acquisition of Securities may subject you to tax consequences in both the U.S. and Canada. This Prospectus may not describe these tax consequences fully. You should read the tax discussion contained in any applicable Prospectus Supplement.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely because our company is incorporated under the laws of the Province of Newfoundland and Labrador, Canada, some of our officers and directors and some of the experts named in this Prospectus are non-U.S. residents, and some of our assets and some of the assets of those officers, directors and experts may be located outside of the U.S.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, OR THE SEC, NOR HAS THE SEC PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No underwriter or dealer has been involved in the preparation of, or has performed any review of, this Prospectus.

The specific variable terms of any offering of Securities will be set out in the applicable Prospectus Supplement including, where applicable: (a) in the case of Common Shares, the number of shares offered and the offering price (or the manner of determination thereof if offered on a non-fixed price basis); (b) in the case of First Preference Shares and Second Preference Shares, the designation of the particular series, the number of shares offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), the currency or currency unit for which such shares may be purchased, any voting rights, any rights to receive dividends, any terms of redemption, any conversion or exchange rights and any other specific terms; (c) in the case of Subscription Receipts, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), the procedures for the exchange of Subscription Receipts for Common Shares, First Preference Shares, Second Preference Shares or Debt Securities, as the case may be, and any other specific terms; and (d) in the case of Debt Securities, the designation of the Debt Securities, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, at a discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions and any other specific terms. A Prospectus Supplement may include other specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

We may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly subject to obtaining any required exemptive relief or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, if any, engaged by us in connection with the offering and sale of Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to us, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters', dealers' or agents' compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to us. See "Plan of Distribution".

This Prospectus also qualifies the distribution of Securities by certain of our securityholders, including one or more of our wholly owned subsidiaries, or each a Selling Securityholder. One or more Selling Securityholders may sell Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through statutory exemptions, or through agents designated from time to time. See "Plan of Distribution" and "Selling Securityholders".

Our Common Shares, First Preference Shares, Series F, First Preference Shares, Series G, First Preference Shares, Series H, First Preference Shares, Series I, First Preference Shares, Series J, First Preference Shares, Series K and First Preference Shares, Series M are listed on the Toronto Stock Exchange, or TSX, under the symbols "FTS", "FTS.PR.F", "FTS.PR.G", "FTS.PR.H", "FTS.PR.I", "FTS.PR.J", "FTS.PR.K" and "FTS.PR.M", respectively. Our Common Shares are listed on the New York Stock Exchange, or NYSE, under the symbol "FTS". There is currently no market through which the First Preference Shares, Second Preference Shares, Subscription Receipts or Debt Securities may be sold and purchasers may not be able to resell any First Preference Shares, Second Preference Shares, Subscription Receipts or Debt Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See the "Risk Factors" section of the applicable Prospectus Supplement.

This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers' acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a U.S. federal funds rate.

Subject to applicable laws, in connection with any offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities at levels other than those which may prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See "Plan of Distribution".

NOTICE TO READERS

        Investors should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. We have not authorized anyone to provide investors with different or additional information. We are not making an offer of Securities in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of the applicable Prospectus Supplement.

        Unless we have indicated otherwise, or the context otherwise requires, references in this Prospectus to "Fortis", "we", "us" and "our" refer to Fortis Inc. and our consolidated subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Capitalized terms used but not otherwise defined in this "Special Note Regarding Forward-Looking Statements" have the meanings ascribed thereto under the heading "Glossary".

        This Prospectus, including the documents incorporated herein by reference, contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking information" or "forward-looking statements"). The forward-looking information reflects our current expectations regarding our future growth, results of operations, performance, business prospects and opportunities, based on information currently available. These expectations may not be appropriate for other purposes. All forward-looking information is given pursuant to the "safe harbour" provisions of applicable Canadian securities legislation. The words "anticipates", "assumes", "believes", "budgets", "can", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "opportunity", "plans", "projects", "seeks", "schedule", "should", "target", "will", "would" and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. The forward-looking information reflects management's current beliefs and is based on information currently available to us.

        The forward-looking information in this Prospectus, including the documents incorporated herein by reference, includes, but is not limited to, statements regarding: the expectation that the acquisition of ITC will be accretive to earnings per Common Share in the first full year following closing, excluding one-time acquisition-related expenses; the expectation that we will recognize additional acquisition-related expenses in the fourth quarter of 2016; targeted average annual dividend growth through 2021; the expected timing of filing of regulatory applications and receipt and outcome of regulatory decisions; our forecast midyear rate base for 2017 and the expectation that midyear rate base will increase from 2016 to 2021; forecast gross consolidated capital expenditures for 2016 and total capital spending through 2021; forecast gross consolidated capital expenditures for 2016 for certain of our subsidiaries, including ITC, FortisAlberta and UNS Energy; the nature, timing and expected costs of certain capital projects including, without limitation, expansion of the Tilbury LNG facility, including Tilbury 1A, the pipeline expansion to the Woodfibre LNG site, and additional opportunities including electric transmission, LNG and renewable-related infrastructure and generation; the expectation that our significant capital expenditure program will support continuing growth in earnings and dividends; the expectation that the acquisition of ITC will increase total capitalization, but will not have a significant impact on the percentage breakdown of our capital structure; the expectation that cash required to complete subsidiary capital expenditure programs will be sourced from a combination of cash from operations, borrowings under credit facilities, equity injections from us and long-term debt offerings; the expectation that maintaining the targeted capital structure of our regulated operating subsidiaries will not have an impact on its ability to pay dividends in the foreseeable future; the expectation that our subsidiaries will be able to source the cash required to fund our 2016 capital expenditure programs; the expected consolidated fixed-term debt maturities and repayments over the next five years, including at ITC; the expectation that the combination of available credit facilities and relatively low annual debt maturities and repayments will provide us with flexibility in the timing of access to capital markets; the expectation that we will remain compliant with debt covenants throughout 2016; the intent of management to hedge future exchange rate fluctuations and monitor our foreign currency exposure; the expectation that FortisAlberta will recognize capital tracker revenue in 2016; Tucson Electric

Power Company's expected share of mine reclamation costs; Central Hudson's estimated total remediation costs for manufactured gas plant sites; the estimated range of return on common shareholder's equity refunds and associated regulatory liabilities at ITC; the expectation that any liability from current legal proceedings will not have a material adverse effect on our consolidated financial position and results of operations; and the expectation that the adoption of certain future accounting pronouncements will not have a material impact on our consolidated financial statements.

        The forecasts and projections that make up the forward-looking information included in this Prospectus are based on assumptions which include, but are not limited to: the realization of the anticipated benefits of the acquisition of ITC; our ability to successfully integrate the business and operations of ITC into our group of companies; our ability to retain key employees of ITC; the absence of undisclosed liabilities of ITC; the receipt of applicable regulatory approvals and requested rate orders, no material adverse regulatory decisions being received, and the expectation of regulatory stability; no material capital project and financing cost overrun related to any of our capital projects; the realization of additional opportunities including natural gas related infrastructure and generation; our Board of Directors exercising its discretion to declare dividends, taking into account our business performance and financial conditions; no significant variability in interest rates; no significant operational disruptions or environmental liability due to a catastrophic event or environmental upset caused by severe weather, other acts of nature or other major events; the continued ability to maintain the electricity and gas systems to ensure their continued performance; no severe and prolonged downturn in economic conditions; no significant decline in capital spending; sufficient liquidity and capital resources; the continuation of regulator-approved mechanisms to flow through the cost of natural gas and energy supply costs in customer rates; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; no significant counterparty defaults; the continued competitiveness of natural gas pricing when compared with electricity and other alternative sources of energy; the continued availability of natural gas, fuel, coal and electricity supply; continuation and regulatory approval of power supply and capacity purchase contracts; the ability to fund defined benefit pension plans, earn the assumed long-term rates of return on the related assets and recover net pension costs in customer rates; no significant changes in government energy plans, environmental laws and regulations that may materially negatively affect our operations and cash flows; no material change in public policies and directions by governments that could materially negatively affect us and our subsidiaries; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; the continued tax-deferred treatment of earnings from our Caribbean operations; continued maintenance of information technology infrastructure; continued favourable relations with First Nations; favourable labour relations; that we can reasonably assess the merit of and potential liability attributable to ongoing legal proceedings; and sufficient human resources to deliver service and execute the capital program.

        The forward-looking information is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ from current expectations include, but are not limited to: regulatory risk, including risks relating to pending and future changes in environmental regulations; interest rate risk, including the uncertainty of the impact that a continuation of a low interest rate environment may have on the ROE of our regulated utilities; the impact of fluctuations in foreign exchange rates; risk associated with the impact of less favorable economic conditions on our results of operations; risks associated with the continuation, renewal, replacement and/or regulatory approval of power supply and capacity purchase contracts; risks relating to energy prices; provincial, state and federal regulatory legislative decisions and actions; uncertainty related to the realization of some or all of the expected benefits of the acquisition of ITC; uncertainty regarding the outcome of regulatory proceedings of our utilities; risks relating to any potential downgrade of our credit ratings; risks relating to the Base Rate Complaints; risks relating to potential additional FERC challenges and FERC orders that could result in the ITC Regulated Operating Subsidiaries continuing to take Bonus Depreciation; operating and maintenance risks, including our limited experience in the independent FERC-regulated transmission industry; the risk that ITC will not be integrated successfully; risks relating to our ability to access capital markets on favourable terms or at all; the cost of debt and equity capital; risks associated with changes in economic conditions; changes in regional economic and market conditions which could affect customer growth and energy usage; risks relating to the impact of actual loads, forecasted loads, regional economic conditions, weather conditions, union strikes, labour shortages, material and equipment prices and availability; the performance of the stock market and changing interest rate environment; risks from regulatory approvals for reasons relating to rate construct, environmental, siting, regional planning, cost recovery or other issues or as a result of legal proceedings; risks arising from variances between estimated and actual costs of construction contracts awarded and the potential for greater competition; insurance coverage risk; risk of loss of licences and permits; risk of loss of service area; risks relating to derivatives; the continued ability to hedge foreign exchange risk; counterparty risk; environmental risks; competitiveness of natural gas; natural gas, fuel, coal and electricity supply risk; risks relating to human resources and labour relations; risk of unexpected outcomes of legal proceedings currently against us; risk of not being able to access First Nations lands; weather and seasonality risk; commodity price risk; capital resources and liquidity risks; changes in critical accounting estimates; risks related to changes in tax legislation; the ongoing restructuring of the electric industry; changes to long-term contracts; risk of failure of information technology infrastructure and cyber-attacks or challenges to our information security; and certain presently unknown or unforeseen risks, including, but not limited to, acts of terrorism. For additional information with respect to our risk factors and risk factors relating to ITC, the acquisition of ITC and our post-acquisition business and operations, reference should be made to the section of this Prospectus entitled "Risk Factors", to the documents incorporated herein by reference and to our continuous disclosure materials filed from time to time with Canadian and U.S. securities regulatory authorities.

        All forward-looking information in this Prospectus and in the documents incorporated herein by reference is qualified in its entirety by the above cautionary statements and, except as required by law, we undertake no obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of our registration statement: (a) the documents referred to under the heading "Documents Incorporated by Reference"; (b) the consent of Ernst & Young LLP; (c) the consent of Deloitte & Touche LLP; (d) the consent of Davies Ward Phillips & Vineberg LLP; (e) the power of attorney of the directors and officers of Fortis; and (f) the Statement of Eligibility on Form T-1 under the U.S. Trust Indenture Act of 1939 of The Bank of New York Mellon.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this Prospectus from documents filed by us with securities commissions or similar authorities in Canada. Our disclosure documents listed below and filed with the appropriate securities commissions or similar regulatory authorities in each of the provinces of Canada are specifically incorporated by reference into and form an integral part of this Prospectus:

  (a)
  our Annual Information Form dated February 17, 2016, for the fiscal year ended December 31, 2015;

  (b)
  our audited comparative consolidated financial statements as at December 31, 2015 and December 31, 2014 and for the fiscal years ended December 31, 2015 and 2014, together with the notes thereto, or the Annual Financial Statements, and the auditors' report thereon dated February 17, 2016;

  (c)
  our Management Discussion and Analysis of financial condition and results of operations dated February 17, 2016 for the fiscal year ended December 31, 2015, or the Annual MD&A;

  (d)
  our Management Information Circular dated March 18, 2016 prepared in connection with our annual and special meeting of shareholders held on May 5, 2016, or the Management Information Circular; provided, however, that the following sections or subsections of the Management Information Circular are hereby excluded from this Prospectus in accordance with Item 11.1(3) of Form 44-101F1 — Short Form Prospectus as the acquisition of ITC Holdings Corp., or ITC, has been completed:

  (i)
  "Questions and Answers About the Meeting and Acquisition — Did the Board of Directors of Fortis receive a fairness opinion in connection with the Acquisition?" at pages 3-4 of the Management Information Circular;

  (ii)
  the references to Goldman, Sachs & Co. and the opinion of Goldman, Sachs & Co. under the headings "Special Business — The Acquisition of ITC Holdings Corp. — Background and

      Recommendation — Background to the Acquisition" and "Special Business — The Acquisition of ITC Holdings Corp. — Background and Recommendation — Recommendation of the Board" at page 19 of the Management Information Circular;

    (iii)
    Schedule C — Opinion of Goldman, Sachs & Co.; and

    (iv)
    any other references to Goldman, Sachs & Co. and the opinion of Goldman, Sachs & Co. contained in the Management Information Circular;

  (e)
  our unaudited comparative interim consolidated financial statements as at September 30, 2016 and for the three and nine months ended September 30, 2016 and 2015, together with the notes thereon, or the Interim Financial Statements;

  (f)
  our Management Discussion and Analysis of financial condition and results of operations for the three and nine months ended September 30, 2016, or the Interim MD&A;

  (g)
  our material change report dated February 11, 2016 relating to the announcement of the acquisition of ITC;

  (h)
  our material change report dated October 24, 2016 relating to the announcement of the completion of the acquisition of ITC; and

  (i)
  our business acquisition report dated November 23, 2016 with respect to the acquisition of ITC completed on October 14, 2016, or the ITC Business Acquisition Report.

        Any document of the type referred to above, including any material change report (other than any confidential material change report), any business acquisition report, any Prospectus Supplements disclosing additional or updated information, and any "template version" of "marketing materials" (each as defined in National Instrument 41-101 — General Prospectus Requirements) subsequently filed by us with such securities commissions or regulatory authorities in Canada after the date of this Prospectus, and prior to the termination of the distribution under this Prospectus, shall be deemed to be incorporated by reference into this Prospectus.

        Documents filed by us with the SEC or similar authorities in Canada which are in our current reports on Form 6-K or annual reports on Form 40-F under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, in each case after the date of this Prospectus, shall be deemed to be incorporated by reference as exhibits to the registration statement of which this Prospectus forms a part and, in addition, any other report on Form 6-K and the exhibits thereto shall be deemed to be incorporated by reference into this Prospectus or as exhibits to the registration statement, if and to the extent expressly provided in such reports. Our current reports on Form 6-K and our annual reports on Form 40-F are available on the SEC's Electronic Data Gathering and Retrieval, or EDGAR, website at www.sec.gov.

        Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        When we file a new annual information form and audited consolidated financial statements and related management discussion and analysis with, and where required, they are accepted by, the applicable securities regulatory authorities during the time that this Prospectus is valid, the previous annual information form, the previous audited consolidated financial statements and related management discussion and analysis and all unaudited interim consolidated financial statements and related management discussion and analysis for such periods, all material change reports and any information circular and business acquisition report filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new interim financial statements and the accompanying management discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this Prospectus, all interim financial statements and accompanying management's discussion and analysis filed prior to the filing of the new interim financial statements shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

        Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John's, Newfoundland and Labrador A1B 3T2 (telephone (709) 737-2800). These documents are also available through the Internet on our website at www.fortisinc.com or on SEDAR, which can be accessed at www.sedar.com. The information contained on, or accessible through, any of these websites is not incorporated by reference into this Prospectus and is not, and should not be considered to be, a part of this Prospectus, unless it is explicitly so incorporated.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information with the SEC. Under the multi-jurisdictional disclosure system adopted by the U.S., or MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the U.S. Any information filed with the SEC can be read and copied at prescribed rates at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330 or by accessing its website at www.sec.gov. Some of the documents that we file with or furnish to the SEC are electronically available from the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym "EDGAR", and may be accessed at www.sec.gov.

        We have filed with the SEC a registration statement on Form F-10 under the U.S. Securities Act of 1933, as amended, or the Securities Act, with respect to the Securities offered by this Prospectus as supplemented by a Prospectus Supplement. This Prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the Securities offered in this Prospectus, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference.

PRESENTATION OF FINANCIAL INFORMATION

        Financial statements incorporated by reference herein have been prepared in accordance with U.S. GAAP.

        All financial information of ITC and the historical financial statements of ITC incorporated by reference in this Prospectus are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP. Our unaudited pro forma condensed consolidated financial information included in the ITC Business Acquisition Report incorporated by reference in this Prospectus are reported in Canadian dollars and have been prepared in accordance with applicable Canadian rules. The assets and liabilities of ITC shown in our unaudited pro forma condensed consolidated balance sheet as at September 30, 2016 included in the ITC Business Acquisition Report are reported in Canadian dollars and reflect the U.S.-to-Canadian dollar period-end closing exchange rate. The revenues and expenses of ITC shown in our unaudited pro forma condensed consolidated statement of earnings for the year ended December 31, 2015 and for the nine months ended September 30, 2016, included in the ITC Business Acquisition Report, are reported in Canadian dollars and reflect the average U.S.-to-Canadian dollar exchange rates for such periods. Financial information in this Prospectus that has been derived from such unaudited pro forma condensed consolidated financial information has been translated to Canadian dollars on the same basis.

        Certain calculations included in tables and other figures in this Prospectus have been rounded for clarity of presentation.

CURRENCY AND EXCHANGE RATE INFORMATION

        This Prospectus contains references to U.S. dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. References to "$" or "C$" are to Canadian dollars and references to "US$" are to U.S. dollars. The following table shows, for the years and dates indicated, certain information regarding the Canadian dollar/U.S. dollar exchange rate. The information is based on the noon exchange rate as reported by the Bank of Canada. Such exchange rate on November 28, 2016 was C$1.3401 = US$1.00.

	Period End	Average(1)	Low	High
		(C$ per US$)
Year ended December 31,
2015	1.3840	1.2788	1.1728	1.3990
2014	1.1601	1.1045	1.0614	1.1643
2013	1.0636	1.0299	0.9839	1.0697
Quarter ended,
September 30, 2016			1.2775	1.3248
June 30, 2016			1.2544	1.3170
March 31, 2016			1.2962	1.4589

(1)
The average of the noon buying rates during the relevant period.

FORTIS

        We are an international electric and gas utility holding company, with total assets of approximately $47 billion, on a pro forma basis as at September 30, 2016 including the acquisition of ITC, and revenue totaling approximately $8.1 billion and $5.8 billion for the year ended December 31, 2015 and the nine months ended September 30, 2016, respectively, in each case on a pro forma basis including the acquisition of ITC. In 2015, our electricity distribution systems met a combined peak demand of 9,705 megawatts, or MW, and our gas distribution systems met a peak day demand of 1,323 terajoules, or TJ. For the nine months ended September 30, 2016, our electricity distribution systems met a combined peak demand of 9,590 MW and our gas distribution system met a peak day demand of 1,335 TJ. In addition, ITC's electricity transmission system serves a combined peak load exceeding 26,000 MW. Our 8,000 employees serve customers at utility operations in five Canadian provinces, nine U.S. states and three Caribbean countries.

        Our business segments are:

  (a)
  Regulated Independent Transmission — United States: consisting of the electric transmission operations of ITC, acquired by us and GIC Pte Ltd, or GIC, on October 14, 2016. ITC is now our indirect subsidiary, with Eiffel Investment Pte Ltd (an affiliate of GIC) owning a 19.9% interest in ITC. ITC's business consists primarily of the electric transmission operations of ITC's regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC, ITC Great Plains, LLC and ITC Interconnection LLC. ITC owns and operates high-voltage transmission facilities in Michigan, Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma, and is a public utility and independent transmission owner in Wisconsin;

  (b)
  Regulated Electric & Gas Utilities — United States: consisting of vertically integrated electrical and gas utilities in the state of Arizona: Tucson Electric Power Company, UNS Electric, Inc. and UNS Gas, Inc., each a subsidiary of UNS Energy Corporation, acquired by us in 2014; together with Central Hudson Gas & Electric Corporation, a regulated transmission and distribution utility located in New York State's Mid-Hudson River Valley, acquired by us in 2013;

  (c)
  Regulated Gas Utility — Canadian: consisting of FortisBC Energy Inc., a regulated gas utility serving the Lower Mainland, Vancouver Island and Whistler regions of British Columbia;

  (d)
  Regulated Electric Utilities — Canadian: consisting of (i) FortisAlberta, a regulated electric distribution utility serving a substantial portion of southern and central Alberta; (ii) FortisBC Inc., an integrated, regulated electric utility serving the southern interior of British Columbia; (iii) Newfoundland Power Inc., a regulated electric utility that operates throughout the island portion of the Province of Newfoundland and Labrador; (iv) Maritime Electric Company, Limited, a regulated electric utility on Prince Edward Island; and (v) FortisOntario Inc., which provides regulated, integrated electric utility service in Fort Erie, Cornwall, Gananoque and Port Colborne and distributes electricity in the District of Algoma in Ontario;

  (e)
  Regulated Electric Utilities — Caribbean: consisting of (i) an indirect approximate 60% controlling ownership interest in Caribbean Utilities Company, Ltd., an integrated electric utility in Grand Cayman, Cayman Islands, the Class A Ordinary Shares of which are listed on the TSX under the symbol CUP.U; (ii) FortisTCI Limited and Turks and Caicos Utilities Limited, integrated electric utilities on the Turks and Caicos Islands; and (iii) an approximate 33% equity investment in Belize Electricity Limited, an integrated electric utility in Belize;

  (f)
  Non-Regulated — Energy Infrastructure: consisting of (i) our 51% controlling ownership interest in the Waneta expansion hydroelectric generating facility in British Columbia; (ii) the Aitken Creek gas storage facility in British Columbia, acquired by us on April 1, 2016 for US$266 million; and (iii) the 25-MW Mollejon, 7-MW Chalillo and 19-MW Vaca hydroelectric generating facilities in Belize; and

  (g)
  Corporate and Other: captures expense and revenue items not specifically related to any reportable segment and those business operations that are below the required threshold for reporting as separate segments.

SHARE CAPITAL OF FORTIS

        Our authorized share capital consists of an unlimited number of Common Shares, an unlimited number of First Preference Shares issuable in series and an unlimited number of Second Preference Shares issuable in series, in each case without nominal or par value. As at November 28, 2016, 399,833,460 Common Shares, 5,000,000 Cumulative Redeemable First Preference Shares, Series F, or the First Preference Shares, Series F, 9,200,000 Cumulative Redeemable Five-Year Fixed Rate Reset First Preference Shares, Series G, or the First Preference Shares, Series G, 7,024,846 Cumulative Redeemable Five-Year Fixed Rate Reset First Preference Shares, Series H, or the First Preference Shares, Series H, 2,975,154 Cumulative Redeemable Floating Rate First Preference Shares, Series I, or the First Preference Shares, Series I, 8,000,000 Cumulative Redeemable First Preference Shares, Series J, or the First Preference Shares, Series J, 10,000,000 Cumulative Redeemable Fixed Rate Reset First Preference Shares, Series K, or the First Preference Shares, Series K, and 24,000,000 Cumulative Redeemable Fixed Rate Reset First Preference Shares, Series M, or the First Preference Shares, Series M, were issued and outstanding. Our Common Shares, First Preference Shares, Series F, First Preference Shares, Series G, First Preference Shares, Series H, First Preference Shares, Series I, First Preference Shares, Series J, First Preference Shares, Series K and First Preference Shares, Series M are listed on the TSX under the symbols "FTS", "FTS.PR.F", "FTS.PR.G", "FTS.PR.H", "FTS.PR.I", "FTS.PR.J", "FTS.PR.K" and "FTS.PR.M", respectively. Our Common Shares are listed on the NYSE under the symbol "FTS".

EARNINGS COVERAGE RATIOS

        In accordance with the requirements of the Canadian securities regulatory authorities, the consolidated earnings coverage ratios set out below have been calculated for the 12-month periods ended September 30, 2016 and December 31, 2015. Our interest requirements on all of our outstanding long-term debt amounted to $622 million and $604 million for the 12 months ended September 30, 2016 and the 12 months ended December 31, 2015, respectively. Our dividend requirements on all of our First Preference Shares for the 12 months ended September 30, 2016 and the 12 months ended December 31, 2015, adjusted to a before-tax equivalent, amounted to $97 million using an effective income tax rate of 19.7% and $97 million using an effective income tax rate of 21.0%, respectively. Our earnings before interest and income tax for the 12 months ended September 30, 2016 and the 12 months ended December 31, 2015 were $1,335 million and $1,558 million, respectively, which is 1.86 times and 2.22 times, respectively, our aggregate interest and dividend requirements for the periods.

        Our earnings coverage ratios, calculated on a pro forma basis after giving effect to the acquisition of ITC, including: (i) the amount of borrowings in connection with the financing of the acquisition of ITC; and (ii) the indebtedness of ITC, on a consolidated basis, on closing of the acquisition, which was $5.9 billion as of September 30, 2016, are calculated as follows: (a) our interest requirements on all of our outstanding long-term debt amounted to $932 million and $703 million for the 12 months ended December 31, 2015 and the nine months ended September 30, 2016, respectively; (b) our dividend requirements on all of our First Preference Shares for the 12 months ended December 31, 2015 and the nine months ended September 30, 2016, adjusted to a before-tax equivalent, amounted to $104 million using an effective income tax rate of 26.2% and $80 million using an effective income tax rate of 26.0%, respectively; and (c) our earnings before interest and income tax for the 12 months ended December 31, 2015 and the nine months ended September 30, 2016 were $2,234 million and $1,608 million, respectively, which is 2.16 times and 2.05 times, respectively, our aggregate interest and dividend requirements for the periods after giving effect to the acquisition of ITC and the financing thereof as described above.

        These earnings coverage ratios do not purport to be indicative of earnings coverage ratios for any future periods. The earnings coverage ratios and dividend and interest requirements do not give effect to the issuance of any Securities that may be issued pursuant to this Prospectus and any Prospectus Supplement, since the aggregate principal amounts and the terms of such Securities are not currently known. If we offer First Preference Shares, Second Preference Shares or Debt Securities having a term to maturity in excess of one year under this Prospectus, the applicable Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Securities.

DIVIDEND POLICY

        Dividends on the Common Shares are declared at the discretion of our board of directors, or the Board of Directors. We declared and paid cumulative cash dividends on our Common Shares of $1.395 in 2015, $1.28 in 2014 and $1.24 in 2013. On December 16, 2015, our Board of Directors declared a first quarter dividend of $0.375 per Common Share, which was paid on March 1, 2016 to holders of record on February 17, 2016. On February 17, 2016, our Board of Directors declared a second quarter dividend of $0.375 per Common Share, which was paid on June 1, 2016 to holders of record on May 18, 2016. On July 28, 2016, our Board of Directors declared a third quarter dividend of $0.375 per Common Share, which was paid on September 1, 2016 to holders of record on August 19, 2016. On September 27, 2016, our Board of Directors declared a fourth quarter dividend of $0.40 per Common Share, which will be paid on December 1, 2016 to holders of record on November 18, 2016. We have increased our annual Common Share dividend payment for 43 consecutive years.

        During the third quarter of 2016, we provided dividend guidance targeting average annual dividend growth of 6% through 2021. This guidance takes into account many factors, including the successful integration of ITC, the expectation of reasonable outcomes for regulatory proceedings at our utilities, the successful execution of our $13 billion five-year capital plan and management's continued confidence in the strength of our diversified portfolio of assets and record of operational excellence.

        Regular quarterly dividends at the prescribed annual rate have been paid on all of the First Preference Shares, Series F; First Preference Shares, Series G; First Preference Shares, Series H; First Preference Shares, Series I; First Preference Shares, Series J; First Preference Shares, Series K; and First Preference Shares, Series M, or the Outstanding First Preference Shares, respectively. Our Board of Directors declared a first quarter dividend on the Outstanding First Preference Shares on December 16, 2015, in each case in accordance with the applicable prescribed annual rate or floating rate, as the case may be, which was paid on March 1, 2016 to holders of record on February 17, 2016. On February 17, 2016, our Board of Directors declared a second quarter dividend on the Outstanding First Preference Shares, in accordance with the applicable prescribed annual rate or floating rate, as the case may be, in each case which was paid on June 1, 2016 to holders of record on May 18, 2016. On July 28, 2016 our Board of Directors declared a third quarter dividend on the Outstanding First Preference Shares, in accordance with the applicable prescribed annual rate or floating rate, as the case may be, in each case which was paid on September 1, 2016 to holders of record on August 19, 2016. On

September 27, 2016 our Board of Directors declared a fourth quarter dividend on the Outstanding First Preference Shares, in accordance with the applicable prescribed annual rate or floating rate, as the case may be, in each case to be paid on December 1, 2016 to holders of record on November 18, 2016.

DESCRIPTION OF SECURITIES OFFERED

Common Shares

        Common Shares may be offered separately or together with First Preference Shares, Second Preference Shares, Subscription Receipts or Debt Securities under this Prospectus. Common Shares may also be issuable on conversion or exchange of certain Debt Securities and Subscription Receipts qualified for issuance under this Prospectus. Each Common Share offered hereunder will have the terms described below.

Dividends

        Dividends on Common Shares are declared at the discretion of our Board of Directors. Holders of Common Shares are entitled to dividends on a pro rata basis if, as and when declared by our Board of Directors. Subject to the rights of the holders of the First Preference Shares and Second Preference Shares and any of our other classes of shares entitled to receive dividends in priority to or rateably with the holders of the Common Shares, our Board of Directors may declare dividends on the Common Shares to the exclusion of any of our other classes of shares.

Liquidation, Dissolution or Winding-Up

        On our liquidation, dissolution or winding-up, holders of Common Shares are entitled to participate rateably in any distribution of our assets, subject to the rights of holders of First Preference Shares and Second Preference Shares and any of our other classes of shares entitled to receive our assets on such a distribution in priority to or rateably with the holders of the Common Shares.

Voting Rights

        Holders of the Common Shares are entitled to receive notice of and to attend all annual and special meetings of our shareholders, other than separate meetings of holders of any other class or series of shares, and to one vote in respect of each Common Share held at such meetings.

First Preference Shares

        The following is a summary of the material rights, privileges, conditions and restrictions attached to the First Preference Shares as a class. The specific terms of the First Preference Shares, including the currency in which First Preference Shares may be purchased and redeemed and the currency in which any dividend is payable, if other than Canadian dollars, and the extent to which the general terms described in this section apply to those First Preference Shares, will be set forth in the applicable Prospectus Supplement. One or more series of First Preference Shares may be sold separately or together with Common Shares, Second Preference Shares, Subscription Receipts or Debt Securities under this Prospectus.

Issuance in Series

        Our Board of Directors may from time to time issue First Preference Shares in one or more series. Prior to issuing shares in a series, our Board of Directors is required to fix the number of shares in the series and determine the designation, rights, privileges, restrictions and conditions attaching to that series of First Preference Shares.

Priority

        The shares of each series of First Preference Shares rank on a parity with the First Preference Shares of every other series and in priority to all of our other shares, including the Second Preference Shares, as to the payment of dividends, return of capital and the distribution of our assets in the event of a liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs. Each series of First Preference Shares participates rateably with every other series of First Preference Shares in respect of accumulated cumulative dividends and returns of capital if any amount of cumulative dividends, whether or not declared, or amount payable on the return of capital in respect of a series of First Preference Shares, is not paid in full.

Voting

        The holders of the First Preference Shares are not entitled to any voting rights as a class except to the extent that voting rights may from time to time be attached to any series of First Preference Shares, and except as provided by law or as described below under "— Modification". At any meeting of the holders of First Preference Shares, each holder shall have one vote in respect of each First Preference Share held.

Redemption

        Subject to the provisions of the Corporations Act (Newfoundland and Labrador) and any provisions relating to any particular series, we, upon giving proper notice, may redeem out of capital or otherwise at any time, or from time to time, the whole or any part of the then outstanding First Preference Shares of any one or more series on payment for each such First Preference Share of such price or prices as may be applicable to such series. Subject to the foregoing, if only a part of the then outstanding First Preference Shares of any particular series is at any time redeemed, the shares to be redeemed will be selected by lot in such manner as our Board of Directors or the transfer agent for the First Preference Shares, if any, decide, or if our Board of Directors so determine, may be redeemed pro rata disregarding fractions.

Modification

        The class provisions attached to the First Preference Shares may only be amended with the prior approval of the holders of the First Preference Shares in addition to any other approvals required by the Corporations Act (Newfoundland and Labrador) or any other statutory provisions of like or similar effect in force from time to time. The approval of the holders of the First Preference Shares with respect to any and all matters may be given by at least two-thirds of the votes cast at a meeting of the holders of the First Preference Shares duly called for that purpose.

Second Preference Shares

        The rights, privileges, conditions and restrictions attaching to the Second Preference Shares are substantially identical to those attaching to the First Preference Shares, except that the Second Preference Shares are junior to the First Preference Shares with respect to the payment of dividends, repayment of capital and the distribution of our assets in the event of a liquidation, dissolution or winding up.

        The specific terms of the Second Preference Shares, including the currency in which Second Preference Shares may be purchased and redeemed and the currency in which any dividend is payable, if other than Canadian dollars, and the extent to which the general terms described in this Prospectus apply to those Second Preference Shares, will be set forth in the applicable Prospectus Supplement. One or more series of Second Preference Shares may be sold separately or together with Common Shares, First Preference Shares, Subscription Receipts or Debt Securities under this Prospectus.

Subscription Receipts

        Subscription Receipts may be offered separately or together with Common Shares, First Preference Shares, Second Preference Shares or Debt Securities, as the case may be. Subscription Receipts will be issued under a subscription receipt agreement, or the Subscription Receipt Agreement, that will be entered into between us and the escrow agent, or the Escrow Agent, at the time of issuance of the Subscription Receipts. Each Escrow Agent will be a financial institution authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent.

        The Subscription Receipt Agreement will provide each initial purchaser of Subscription Receipts with a non-assignable contractual right of rescission following the issuance of any Common Shares, First Preference Shares, Second Preference Shares or Debt Securities, as applicable, to such purchaser upon the exchange of the Subscription Receipts if this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto contains a misrepresentation, as such term is defined in the Securities Act (Ontario). This contractual right of rescission will entitle such initial purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Securities issued in exchange therefor, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission will not extend to any holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser on the open market or otherwise.

        The applicable Prospectus Supplement will include details of the Subscription Receipt Agreement covering the Subscription Receipts being offered. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. A copy of the Subscription Receipt Agreement will be filed by us with securities regulatory authorities after it has been entered into by us and will be available on our SEDAR profile at www.sedar.com.

        This section describes the general terms that will apply to any Subscription Receipts being offered. The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. The particular terms of each issue of Subscription Receipts that will be described in the related Prospectus Supplement will include, where applicable:

  (a)
  the number of Subscription Receipts;

  (b)
  the price at which the Subscription Receipts will be offered;

  (c)
  conditions, or the Release Conditions, for the exchange of Subscription Receipts into Common Shares, First Preference Shares, Second Preference Shares or Debt Securities, as the case may be, and the consequences of such conditions not being satisfied;

  (d)
  the procedures for the exchange of the Subscription Receipts into Common Shares, First Preference Shares, Second Preference Shares or Debt Securities;

  (e)
  the number of Common Shares, First Preference Shares, Second Preference Shares or Debt Securities to be exchanged for each Subscription Receipt;

  (f)
  the aggregate principal amount, currency or currencies, denominations and terms of the series of Common Shares, First Preference Shares, Second Preference Shares or Debt Securities that may be exchanged upon exercise of each Subscription Receipt;

  (g)
  the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

  (h)
  the dates or periods during which the Subscription Receipts may be exchanged into Common Shares, First Preference Shares, Second Preference Shares or Debt Securities;

  (i)
  the identity of the Escrow Agent;

  (j)
  the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of such Subscription Receipts, together with interest and income earned thereon, or collectively, the Escrowed Funds, pending satisfaction of the Release Conditions;

  (k)
  the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to us upon satisfaction of the Release Conditions and if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;

  (l)
  procedures for the payment by the Escrow Agent to holders of such Subscription Receipts of an amount equal to all or a portion of the subscription price of their Subscription Receipts, plus any additional amounts provided for in the Subscription Receipt Agreement, if the Release Conditions are not satisfied;

  (m)
  any contractual right of rescission to be granted to initial purchasers of such Subscription Receipts in the event that this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;

  (n)
  material U.S. and Canadian federal income tax consequences of owning the Subscription Receipts; and

  (o)
  any other material terms and conditions of the Subscription Receipts.

        Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities to be received on the exchange of the Subscription Receipts.

Escrow

        The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to us (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive payment of an amount equal to all or a portion of the subscription price for their Subscription Receipts, plus any additional amounts provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement.

Modifications

        The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or by way of consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement. The Subscription Receipt Agreement will also specify that we may amend the Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holder of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

Debt Securities

        Debt Securities, which will be our direct senior or subordinated obligations, may be offered separately or together with Common Shares, First Preference Shares, Second Preference Shares or Subscription Receipts under this Prospectus, or on conversion or exchange of any such Securities. The particular terms and provisions of a series of Debt Securities offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in the applicable Prospectus Supplement.

        Debt Securities may be issued under a trust indenture dated as of July 2, 2009, between us and Computershare Trust Company of Canada, or the Canadian Indenture, or under a trust indenture dated as of October 4, 2016 between us, The Bank of New York Mellon, as the U.S. trustee, and BNY Trust Company of Canada, as the Canadian co-trustee, or the U.S. Indenture, a copy of each of which has been filed on our SEDAR profile at www.sedar.com, in each case as supplemented from time to time. Debt Securities issued under the Canadian Indenture will not be offered or sold to persons in the U.S. pursuant to this Prospectus. Debt Securities may also be issued under new indentures between us and a trustee or trustees as will be described in a Prospectus Supplement for such Debt Securities, or collectively, with the Canadian Indenture and the U.S. Indenture, the Indentures. A copy of any Indenture or supplement thereto entered into by us will be filed with securities regulatory authorities and will be available on our SEDAR profile at www.sedar.com.

        This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers' acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a U.S. federal funds rate.

        We conduct our business primarily through our subsidiaries. Accordingly, our ability to meet our obligations under the Debt Securities is dependent primarily on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. Our subsidiaries are separate legal entities and have no independent obligation to pay dividends to us. Prior to paying dividends to us, the subsidiaries have financial obligations that must be satisfied, including among others, their operating expenses and obligations to creditors. Furthermore, our regulated utilities are required by regulation to maintain a minimum equity-to-total capital ratio that may restrict their ability to pay dividends to us or may require that we contribute capital. The future enactment of laws or regulations may prohibit or further restrict the ability of our subsidiaries to pay upstream dividends or to repay intercorporate indebtedness. In addition, the rights that we and our creditors would have to participate in the assets of any such subsidiary upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors. Certain of our subsidiaries have incurred substantial amounts of debt in the operations and expansion of their businesses, and we anticipate that certain of our subsidiaries will continue to do so in the future.

        Holders of Debt Securities will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debt holders, secured creditors, taxing authorities, guarantee holders and any holders of preference or preferred shares. In addition to trade debt, certain of our operating subsidiaries have ongoing corporate debt programs used to finance their business activities. The Debt Securities will be effectively subordinated to any of our existing and future secured obligations to the extent of the value of the collateral securing such obligations. The Debt Securities will be structurally subordinated to all liabilities and any preference or preferred shares of our subsidiaries.

        As of November 28, 2016, on a consolidated basis (including securities due within one year), we and our operating subsidiaries had approximately $22.7 billion of outstanding debt, of which approximately $16.4 billion was subsidiary debt. Unless otherwise specified in a Prospectus Supplement, the Canadian Indenture and the U.S. Indenture do not limit, and future Indentures will not limit, the amount of indebtedness or preference or preferred shares issuable by our subsidiaries.

        The following description of the Debt Securities is only a summary and is not intended to be comprehensive. For additional information you should refer to the Indenture under which such Debt Securities are issued.

General

        The Indentures will not limit the amount of Debt Securities that we may issue thereunder. We may issue Debt Securities from time to time under an Indenture in one or more series by entering into supplemental indentures or by our Board of Directors or a duly authorized committee authorizing the issuance. The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date.

        The Prospectus Supplement for a particular series of Debt Securities will disclose the specific terms of such Debt Securities, including the price or prices at which the Debt Securities to be offered will be issued. Those terms may include some or all of the following:

  (a)
  the title of the series;

  (b)
  the total principal amount of the Debt Securities of the series;

  (c)
  the date or dates on which principal is payable or the method for determining the date or dates, and any right that we have to change the date on which principal is payable;

  (d)
  the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

  (e)
  any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;

  (f)
  whether we may extend the interest payment periods and, if so, the terms of the extension;

  (g)
  the place or places where payments will be made;

  (h)
  whether we have the option to redeem the Debt Securities and, if so, the terms of such redemption option;

  (i)
  any obligation that we have to redeem the Debt Securities through a sinking fund or to purchase the Debt Securities through a purchase fund or at the option of the holder;

  (j)
  any conversion or exchange right granted to holders, the terms and conditions thereof and the number and designation of the securities to be received by holders on any such conversion or exchange;

  (k)
  the currency in which the Debt Securities may be purchased and in which the principal and any interest is payable;

  (l)
  if payments may be made, at our election or at the holder's election, in a currency other than that in which the Debt Securities are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

  (m)
  the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

  (n)
  whether the Debt Securities will be issuable as global securities and, if so, the securities depositary;

  (o)
  the events of default or covenants with respect to the Debt Securities;

  (p)
  any index or formula used for determining principal, premium or interest;

  (q)
  the terms of the subordination of any series of subordinated debt;

  (r)
  if the principal payable on the maturity date will not be determinable on one or more dates prior to the maturity date, the amount which will be deemed to be such principal amount or the manner of determining it;

  (s)
  the person to whom any interest shall be payable if other than the person in whose name the Debt Security is registered on the regular record date for such interest payment; and

  (t)
  any other terms.

        The Debt Securities offered pursuant to this Prospectus and any Prospectus Supplement may be represented by instalment receipts, the particular terms and provisions of which will be described in the applicable Prospectus Supplement and set out in an instalment receipt and pledge agreement. Any such instalment receipt will evidence, among other things, (a) the fact that a first instalment payment has been made in respect of the Debt Securities represented thereby and (b) the beneficial ownership of the Debt Securities represented by the instalment receipt, subject to a pledge of such Debt Securities securing the obligation to pay the balance outstanding under such Debt Securities on or prior to a certain date. A copy of any such instalment receipt and pledge agreement will be filed by us with securities regulatory authorities after it has been entered into and will be available on our SEDAR profile at www.sedar.com.

 CHANGES IN SHARE AND LOAN CAPITAL STRUCTURE

        The following describes the changes in our share and loan capital structure since September 30, 2016:

  (a)
  On October 14, 2016 we issued 114,363,774 Common Shares to former holders of ITC common stock as partial consideration for the acquisition of ITC.

  (b)
  During the period from October 1, 2016 up to and including November 28, 2016, our consolidated long-term debt, capital lease and finance obligations, including current portions and committed credit facility borrowings classified as long-term debt increased by approximately $9.8 billion, principally due to:

  (i)
  the issuance on October 4, 2016 of an aggregate principal amount of US$2 billion of Exchangeable Notes (as defined below) in connection with the financing of the acquisition of ITC;

  (ii)
  the drawdown on October 13, 2016 of $535 million (approximately US$404 million) from our non-revolving term senior unsecured equity bridge facility with The Bank of Nova Scotia, repayable in full 364 days following its advance, in connection with the financing of the acquisition of ITC;

  (iii)
  approximately US$4.6 billion (at fair value) of consolidated long-term debt of ITC and its subsidiaries outstanding on October 14, 2016, the date of closing of the acquisition of ITC by Fortis;

  (iv)
  the issuance of a shareholder note in the principal amount of US$199 million by a subsidiary of Fortis in favour of Eiffel Investment Pte Ltd, an affiliate of GIC, in connection with the financing of the acquisition of ITC; and

  (v)
  changes in foreign exchange rates over the period.

PRIOR SALES

        We have not sold or issued any First Preference Shares, Second Preference Shares or Subscription Receipts or securities convertible into First Preference Shares, Second Preference Shares or Debt Securities during the 12 months prior to the date hereof. The following table summarizes our issuances of Common Shares and securities convertible into Common Shares or exchangeable for Debt Securities during the 12 months prior to the date of this Prospectus:

Date	Security	Weighted Average Issue Price or Exercise Price per Security, as applicable	Number of Securities
November 2015	Common — Exercise of Stock Options(1)	$29.26	45,288
November 2015	Common — Conversion of Convertible Debentures(2)	$30.72	2,701
December 1, 2015	Common — DRIP(3)	$36.13	1,214,623
December 1, 2015	Common — ESPP(4)	$36.84	70,242
December 1, 2015	Common — CSPP(5)	$36.87	7,855
December 2015	Common — Exercise of Stock Options(1)	$25.94	22,101
December 2015	Common — Conversion of Convertible Debentures(2)	$30.72	1,627
January 2016	Common — Exercise of Stock Options(1)	$22.84	38,061
February 2016	Common — Exercise of Stock Options(1)	$23.84	340,002
March 1, 2016	Common — DRIP(3)	$37.31	778,491
March 1, 2016	Common — ESPP(4)	$38.25	140,536
March 1, 2016	Common — CSPP(5)	$38.05	7,300
March 2016	Common — Exercise of Stock Options(1)	$23.77	181,861
March 2016	Common — Conversion of Convertible Debentures(2)	$30.72	1,398
April 2016	Common — Exercise of Stock Options(1)	$33.04	48,587
April 2016	Common — Conversion of Convertible Debentures(2)	$30.72	325
May 2016	Common — Exercise of Stock Options(1)	$30.11	19,660
June 1, 2016	Common — DRIP(3)	$40.21	912,982
June 1, 2016	Common — ESPP(4)	$41.02	80,013
June 1, 2016	Common — CSPP(5)	$41.02	7,306
June 2016	Common — Exercise of Stock Options(1)	$28.30	67,424
June 2016	Common — Conversion of Convertible Debentures(2)	$30.72	813
July 2016	Common — Exercise of Stock Options(1)	$30.61	280,627
July 2016	Common — Conversion of Convertible Debentures(2)	$30.72	1,627
August 2016	Common — Exercise of Stock Options(1)	$32.95	12,292
August 2016	Common — Conversion of Convertible Debentures(2)	$30.72	4,979
September 1, 2016	Common — DRIP(3)	$41.30	908,685
September 1, 2016	Common — ESPP(4)	$41.95	67,451
September 1, 2016	Common — CSPP(5)	$42.14	5,996
September 2016	Common — Conversion of Convertible Debentures(2)	$30.72	651
October 4, 2016	Debt securities(6)	US$2,000	1,000,000
October 14, 2016	Common — Acquisition of ITC(7)	$40.96	114,363,774

(1)
Issued on the exercise of options granted pursuant to our 2006 and 2012 Stock Option Plans.

(2)
Issued upon the conversion of the convertible debentures issued by us on January 9, 2014 in connection with the financing of the acquisition of UNS Energy.

(3)
Issued pursuant to our Dividend Reinvestment Plan, or DRIP.

(4)
Issued pursuant to our Employee Share Purchase Plan, or ESPP.

(5)
Issued pursuant to our Consumer Share Purchase Plan, or CSPP.

(6)
Exchangeable Notes issued on October 4, 2016 in connection with the financing of the acquisition of ITC.

(7)
Issued to former holders of ITC common stock as partial consideration for the acquisition of ITC.

 TRADING PRICES AND VOLUMES

        The following tables set forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of our Common Shares on the TSX and NYSE and of our Outstanding First Preference Shares on the TSX.

	Trading of Common Shares			Trading of Common Shares
	TSX			NYSE
	High	Low	Volume	High	Low	Volume
	($)	($)	(#)	(US$)	(US$)	(#)
2015
November	38.60	36.35	12,504,209	—	—	—
December	38.26	35.51	15,464,056	—	—	—
2016
January	40.71	35.79	15,310,648	—	—	—
February	41.58	35.53	42,973,318	—	—	—
March	41.08	37.74	24,278,066	—	—	—
April	41.09	38.52	16,625,820	—	—	—
May	41.48	39.50	19,329,553	—	—	—
June	43.91	40.78	20,791,983	—	—	—
July	44.87	42.79	16,617,319	—	—	—
August	43.75	40.99	16,936,055	—	—	—
September	42.83	40.32	18,057,520	—	—	—
October(1)	44.22	40.13	55,424,615	33.25	31.03	9,326,578
November 1 to 28	44.27	39.58	25,023,308	33.10	29.14	6,834,455

(1)
The Common Shares commenced trading on the NYSE on October 14, 2016.

	Trading of First Preference Shares, Series F			Trading of First Preference Shares, Series G
	TSX			TSX
	High	Low	Volume	High	Low	Volume
	($)	($)	(#)	($)	($)	(#)
2015
November	23.55	21.95	128,647	19.96	17.78	280,941
December	23.71	21.65	87,471	18.49	15.57	374,203
2016
January	23.39	20.70	71,898	18.40	13.67	183,048
February	22.50	21.25	72,699	16.40	13.80	128,071
March	22.75	21.41	68,513	16.35	14.15	88,313
April	23.65	22.43	64,624	17.80	16.03	117,620
May	23.98	22.99	35,996	17.47	15.98	74,399
June	24.10	23.01	42,356	17.47	16.04	367,192
July	25.12	23.51	119,301	18.20	16.63	90,198
August	25.40	24.68	44,020	19.14	17.76	113,488
September	24.95	24.46	62,489	18.25	17.32	163,254
October	24.80	24.05	53,777	18.67	17.37	239,666
November 1 to 28	24.70	22.82	81,501	18.68	17.30	292,566

	Trading of First Preference Shares, Series H			Trading of First Preference Shares, Series I
	TSX			TSX
	High	Low	Volume	High	Low	Volume
	($)	($)	(#)	($)	($)	(#)
2015
November	15.70	13.95	110,962	13.75	12.00	75,755
December	14.81	12.75	145,156	13.00	10.92	101,208
2016
January	14.75	11.62	114,195	12.56	10.35	38,209
February	13.24	10.72	245,359	10.74	8.90	45,475
March	12.90	10.80	262,353	10.85	9.17	36,170
April	13.88	12.81	155,271	12.00	10.50	38,797
May	13.91	12.51	323,457	12.04	11.25	46,678
June	14.41	13.15	70,281	12.16	11.62	72,197
July	14.38	13.65	42,089	12.41	12.00	20,709
August	14.54	13.54	89,971	12.85	11.88	32,400
September	14.16	13.25	280,831	12.13	11.58	52,530
October	14.34	13.86	104,354	13.04	12.05	89,636
November 1 to 28	14.44	13.32	207,760	12.49	11.99	194,906

	Trading of First Preference Shares, Series J			Trading of First Preference Shares, Series K
	TSX			TSX
	High	Low	Volume	High	Low	Volume
	($)	($)	(#)	($)	($)	(#)
2015
November	22.85	21.23	112,115	20.49	18.52	404,180
December	23.00	20.80	76,388	19.39	16.56	314,369
2016
January	22.66	19.15	109,984	19.02	14.77	176,736
February	21.84	20.45	84,608	16.50	14.35	111,411
March	21.88	20.82	213,627	16.66	14.59	91,313
April	22.76	21.70	62,788	17.95	16.25	77,469
May	23.17	22.22	63,674	17.56	16.59	139,343
June	23.52	22.27	59,206	17.82	16.60	148,499
July	24.22	22.80	347,487	18.25	16.90	259,099
August	24.49	23.70	100,536	19.19	17.91	112,893
September	24.27	23.61	236,018	18.26	17.65	125,371
October	24.27	23.60	393,068	18.32	16.42	283,093
November 1 to 28	24.08	22.15	103,743	18.57	17.11	246,395

	Trading of First Preference Shares, Series M
	TSX
	High	Low	Volume
	($)	($)	(#)
2015
November	22.83	19.85	311,587
December	21.19	17.90	792,543
2016
January	20.90	15.94	304,778
February	18.48	15.30	586,706
March	18.56	15.97	564,271
April	20.36	18.14	498,847
May	19.99	18.00	386,165
June	19.98	18.06	300,512
July	19.98	18.57	186,597
August	20.87	19.71	487,473
September	20.60	19.42	276,502
October	19.98	19.09	291,230
November 1 to 28	20.68	19.15	573,983

USE OF PROCEEDS

        We intend to use the net proceeds from the sale of Securities to repay indebtedness, to directly or indirectly finance future growth opportunities and/or for general corporate purposes. Specific information about the use of net proceeds of any offering of Securities under this Prospectus will be set forth in the applicable Prospectus Supplement. We may invest funds which we do not immediately use. Such investments may include short-term marketable investment grade securities denominated in Canadian dollars, U.S. dollars or other currencies. We may, from time to time, issue securities other than pursuant to this Prospectus.

PLAN OF DISTRIBUTION

        We and any Selling Securityholder may sell the Securities, separately or together, to or through one or more underwriters or dealers, purchasing as principals for public offering and sale by them, and may also sell Securities to one or more other purchasers directly or through agents. Securities sold to the public pursuant to this Prospectus may be offered and sold exclusively in Canada or the U.S., or in both jurisdictions. The Prospectus Supplement relating to an offering of Securities will indicate the jurisdiction or jurisdictions in which such offering is being made to the public. Each Prospectus Supplement will set out the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the Securities (or the manner of determination thereof if offered on a non-fixed price basis), and the proceeds to us or the applicable Selling Securityholder from the sale of the Securities. Only underwriters, dealers or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with the Securities offered thereby.

        The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters, dealers or agents will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters, dealers or agents to us or the applicable Selling Securityholder.

        If underwriters or dealers purchase Securities as principals, the Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters or dealers to purchase those Securities will be subject to certain conditions precedent, and the underwriters or dealers will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time.

        The Securities may also be sold directly by us or any Selling Securityholder in accordance with applicable securities laws at prices and upon terms agreed to by the purchaser and us or the Selling Securityholder, as applicable, or through agents designated by us or the Selling Securityholder, as applicable, from time to time. Any agent involved in the offering and sale of Securities pursuant to a particular Prospectus Supplement will be named, and any commissions payable by us or the Selling Securityholder, as applicable, to that agent will be set forth, in such Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent would be acting on a best efforts basis for the period of its appointment.

        In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from us or the Selling Securityholder, as applicable, in the form of commissions, concessions and discounts. Any such commissions may be paid out of our or the Selling Securityholder's general funds, as applicable, or the proceeds of the sale of Securities. Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreement to be entered into with the us or the Selling Securityholder, as applicable, to indemnification by us or the Selling Securityholder, as applicable, against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

        In connection with any offering of Securities, the applicable Prospectus Supplement will set forth any intention by the underwriters, dealers or agents to offer, allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time.

        We may also issue Debt Securities under a Prospectus Supplement in exchange for an equal principal amount of our US$500 million 2.100% Notes due 2021 and our US$1,500 million 3.055% Notes due 2026, or collectively, the Exchangeable Notes, issued on October 4, 2016 in a transaction that was exempt from registration under the Securities Act. The Exchangeable Notes were issued by us to initial purchasers, or the Initial Purchasers, and sold by the Initial Purchasers to qualified institutional buyers in the U.S. in reliance on Rule 144A and to non-U.S. persons outside the U.S. in reliance on Regulation S. In connection with the issuance of the Exchangeable Notes, we entered into an exchange and registration rights agreement with the Initial Purchasers dated October 4, 2016, a copy of which is available on our SEDAR profile at www.sedar.com.

SELLING SECURITYHOLDERS

        This Prospectus may also, from time to time, relate to the offering of Securities by way of a secondary offering by certain Selling Securityholders. The terms under which the Securities may be offered by Selling Securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any offering of Securities by Selling Securityholders will include, without limitation, where applicable: (a) the names of the Selling Securityholders; (b) the number and type of Securities owned, controlled or directed by each of the Selling Securityholders; (c) the number of Securities being distributed for the account of each Selling Securityholder; (d) the number of Securities to be owned, controlled or directed by the Selling Securityholders after the distribution and the percentage that number or amount represents out of the total number of outstanding Securities of the relevant class; (e) whether the Securities are owned by the Selling Securityholders, both of record and beneficially, of record only or beneficially only; (f) if the Selling Securityholder purchased any of the Securities held by it in the 24 months preceding the date of the Prospectus Supplement, the date or dates on which the Selling Securityholders acquired the Securities; and (g) if the Selling Securityholder acquired the Securities held by it in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to the Selling Securityholder in the aggregate and on a per security basis.

 CERTAIN INCOME TAX CONSIDERATIONS

        The applicable Prospectus Supplement will describe certain material Canadian federal income tax consequences to an investor of the acquisition, ownership and disposition of any Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax considerations generally applicable to the acquisition, ownership and disposition of any Securities offered thereunder by an investor who is a U.S. person.

RISK FACTORS

        An investment in the Securities involves certain risks. A prospective purchaser of Securities should carefully consider the risk factors described under:

  (a)
  the heading "Business Risk Management" found on pages 43 to 59 of the Annual MD&A;

  (b)
  note 32 "Financial Risk Management" found on pages 69 to 73 of the Annual Financial Statements;

  (c)
  the heading "Business Risk Management" found on page 28 of the Interim MD&A;

  (d)
  note 19 "Financial Risk Management" found on pages F-27 to F-31 of the Interim Financial Statements;

  (e)
  the heading "Risk Factors" found on pages D-14 to D-22 of the Management Information Circular, which include certain risks that relate to the business and operations of ITC;

  (f)
  "Schedule G — Risk Factors" to the Management Information Circular;

  (g)
  "Schedule A — Risk Factors" to the ITC Business Acquisition Report; and

  (h)
  the heading "Item 1A. Risk Factors" found on pages 48 to 51 of "Schedule B — ITC Interim Financial Statements and MD&A" to the ITC Business Acquisition Report, which include certain risks that relate to the business and operations of ITC, each of which is incorporated by reference herein. In addition, prospective purchasers of Securities should carefully consider, in light of their own financial circumstances, the risk factors set out below, as well as the other information contained in this Prospectus (including the documents incorporated by reference herein) and in all subsequently filed documents incorporated by reference and those described in a Prospectus Supplement relating to a specific offering of Securities, before making an investment decision.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of otherwise applicable SEC and NYSE requirements.

        As a foreign private issuer, in reliance on NYSE rules that permit a foreign private issuer to follow the corporate governance practices of its home country, we will be permitted to follow certain Canadian corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers. We expect to follow Canadian home country practices with regard to obtaining shareholder approval for certain dilutive events. We may in the future elect to follow Canadian home country practices with regard to other matters such as the formation and composition of our Board of Directors, our audit, human resources and governance and nominating committees and separate sessions of independent directors. Accordingly, our investors may not be afforded the same protection as provided under NYSE corporate governance rules. Following Canadian home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE may provide less protection than is accorded to investors in U.S. domestic issuers.

As a foreign private issuer, we will not be subject to the provisions of Regulation FD or U.S. proxy rules and will be exempt from filing certain Exchange Act reports, which could result in the Securities being less attractive to investors.

        As a foreign private issuer, we will be exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we will be exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the insider reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC under the Exchange Act. We will also be exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material non-public information to, among others, broker-dealers and holders of a company's securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company's securities on the basis of the information. Even though we intend to comply voluntarily with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

        We will lose our foreign private issuer status if a majority of our shares are held by U.S. persons and a majority of our directors or executive officers are U.S. citizens or residents or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, loss of foreign private issuer status would make compliance with such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher than the costs we incur as a Canadian foreign private issuer eligible to use MJDS.

        If we cease to be a foreign private issuer, we would not be eligible to use MJDS or other foreign issuer forms and will be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with the governance obligations of U.S. domestic issuers. Such modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements that are available to foreign private issuers with securities listed on the NYSE.

We have not yet completed our determination regarding whether our existing internal controls over financial reporting are compliant with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

        We currently maintain disclosure controls and procedures and internal control over financial reporting pursuant to the Canadian Securities Administrators National Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings, and are undergoing an assessment of our current internal controls procedures to determine whether we are in compliance with the requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002, as amended, or Sarbanes-Oxley, and the related rules of the SEC and the Public Company Accounting Oversight Board.

        Pursuant to Section 404(b) of Sarbanes-Oxley and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, starting with the annual report to be filed by us with the SEC for the year ended December 31, 2017, our independent auditors will be required to attest to the effectiveness of our internal control over financial reporting. The process of confirming that our independent auditors will provide the required attestation in respect of our annual report has commenced and will require the investment of substantial additional time and resources, including by our Chief Financial Officer and other members of our senior management, as well as higher than anticipated operating expenses including independent auditor fees. Our failure to satisfy the requirements of Section 404 of Sarbanes-Oxley on an ongoing and timely basis, or any failure in our internal controls, could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively affect the trading price of our securities and could have a material adverse effect on our results of operations and harm our reputation. Further, we can provide no assurance that our independent auditors will be able to provide the required attestation. If we are required in the future to make changes to our internal controls over financial reporting, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls over financial reporting from our independent auditors.

 AUDITORS

        Our auditors are Ernst & Young LLP, Chartered Professional Accountants, Fortis Place, 5 Springdale Street, Suite 800, St. John's, Newfoundland and Labrador A1E 0E4. Ernst & Young LLP report that they are independent of us in accordance with the Rules of Professional Conduct of the Association of Chartered Professional Accountants of Newfoundland and Labrador and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board.

        The auditors of ITC are Deloitte & Touche LLP, located in Detroit, Michigan. Deloitte & Touche LLP has audited the consolidated financial statements and financial statement schedule of ITC as at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013 together with the notes thereto and the auditor's report thereon dated February 25, 2016, which are included in the ITC Business Acquisition Report and the Management Information Circular incorporated by reference in this Prospectus. Deloitte & Touche LLP, certified public accountants, are independent with respect to ITC within the meaning of the Securities Act, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board.

LEGAL MATTERS

        Unless otherwise specified in a Prospectus Supplement relating to a specific offering of Securities, certain legal matters relating to the offering of Securities will be passed upon on our behalf by Davies Ward Phillips & Vineberg LLP, Toronto. At the date hereof, partners and associates of Davies Ward Phillips & Vineberg LLP own beneficially, directly or indirectly, less than 1% of any of our securities or any of our associates or affiliates.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are incorporated under the laws of the Province of Newfoundland and Labrador, Canada. The majority of our directors and officers, and some of the experts named in this Prospectus, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the U.S. We have appointed an agent for service of process in the U.S., but it may be difficult for holders of Securities who reside in the U.S. to effect service within the U.S. upon those directors, officers and experts who are not residents of the U.S. It may also be difficult for holders of the Securities who reside in the U.S. to realize in the U.S. upon judgments of courts of the U.S. predicated upon our civil liability and the civil liability of our directors and officers and experts under U.S. federal securities laws.

        We have filed with the SEC, concurrently with the registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against us in a U.S. court arising out of or related to or concerning the offering of the Securities under the registration statement.

        We have been advised by our Canadian counsel, Davies Ward Phillips & Vineberg LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Davies Ward Phillips & Vineberg LLP, however, that there is real doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

        Two of our directors, Ms. Maura J. Clark and Ms. Margarita K. Dilley, reside outside of Canada and each has appointed Fortis Inc., Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John's, Newfoundland and Labrador A1B 3T2 as agent for service of process. Investors are advised that it may not be possible to enforce judgments obtained in Canada against any person that resides outside of Canada, even if such person has appointed an agent for service of process.

GLOSSARY

        Unless we have indicated otherwise, or the context otherwise requires, references in this Prospectus to "Fortis", "we", "us" and "our" refer to Fortis Inc. and our consolidated subsidiaries.

"Annual Financial Statements" refers to our audited comparative consolidated financial statements as at December 31, 2015 and December 31, 2014 and for the fiscal years ended December 31, 2015 and 2014, together with the notes thereto and the auditors' report thereon dated February 17, 2016.

"Annual MD&A" refers to our Management Discussion and Analysis of financial condition and results of operations dated February 17, 2016 for the fiscal year ended December 31, 2015.

"Base Rate Complaints" refers to two complaints filed with FERC covering two refund periods running consecutively from November 12, 2013 through May 11, 2016 to which International Transmission Company, Michigan Electric Transmission Company, LLC and ITC Midwest LLC are subject, as described in detail in "Schedule E — ITC Historical Financial Statements and Management's Discussion and Analysis" in the Management Information Circular and in the interim financial statements of ITC included in the ITC Business Acquisition Report, in each case incorporated by reference in this Prospectus.

"Board of Directors" refers to our board of directors.

"Bonus Depreciation" refers to federal U.S. bonus tax depreciation.

"Canadian Co-trustee" means BNY Trust Company of Canada, in its capacity as Canadian co-trustee under the U.S. Indenture.

"Canadian Indenture" refers to the trust indenture dated July 2, 2009, between us and Computershare Trust Company of Canada.

"Central Hudson" refers to Central Hudson Gas & Electric Corporation.

"Common Shares" refers to our common shares.

"Debt Securities" refers to unsecured debt securities that may be issued by us under a Prospectus Supplement.

"Escrow Agent" refers to the financial institution authorized to carry on business as a trustee that will enter into a Subscription Receipt Agreement in connection with any issuance of Subscription Receipts.

"Escrowed Funds" refers to the gross proceeds from the sale of the Subscription Receipts, together with interest and income earned thereon.

"Exchange Act" refers to the U.S. Securities Exchange Act of 1934, as amended.

"Exchangeable Notes" refers to, collectively, our US$500 million 2.100% Notes due 2021 and our US$1,500 million 3.055% Notes due 2026.

"First Preference Shares" refers to our first preference shares.

"First Preference Shares, Series F" refers to our Cumulative Redeemable First Preference Shares, Series F.

"First Preference Shares, Series G" refers to our Cumulative Redeemable Five-Year Fixed Rate Reset First Preference Shares, Series G.

"First Preference Shares, Series H" refers to our Cumulative Redeemable Five-Year Fixed Rate Reset First Preference Shares, Series H.

"First Preference Shares, Series I" refers to our Cumulative Redeemable Floating Rate First Preference Shares, Series I.

"First Preference Shares, Series J" refers to our Cumulative Redeemable First Preference Shares, Series J.

"First Preference Shares, Series K" refers to our Cumulative Redeemable Fixed Rate Reset First Preference Shares, Series K.

"First Preference Shares, Series M" refers to our Cumulative Redeemable Fixed Rate Reset First Preference Shares, Series M.

"FortisAlberta" refers to FortisAlberta Inc.

"GIC" refers to GIC Pte Ltd.

"Indentures" has the meaning set forth in the section entitled "Description of Securities Offered — Debt Securities".

"Initial Purchasers" refers to the initial purchasers of our Exchangeable Notes.

"Interim Financial Statements" refers to our unaudited comparative interim consolidated financial statements as at September 30, 2016 and for the three and nine months ended September 30, 2016 and 2015, together with the notes thereon.

"Interim MD&A" refers to our Management Discussion and Analysis of financial condition and results of operations for the three and nine months ended September 30, 2016.

"ITC" refers to ITC Holdings Corp.

"ITC Business Acquisition Report" means the business acquisition report dated November 23, 2016 with respect to the acquisition of ITC completed on October 14, 2016.

"ITC Regulated Operating Subsidiaries" refers, collectively, to International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC and ITC Great Plains, LLC.

"Management Information Circular" refers to our Management Information Circular dated March 18, 2016 prepared in connection with our annual and special meeting of shareholders held on May 5, 2016.

"Outstanding First Preference Shares" refers to, collectively, our First Preference Shares, Series F; First Preference Shares, Series G; First Preference Shares, Series H; First Preference Shares, Series I; First Preference Shares, Series J; First Preference Shares, Series K; and First Preference Shares, Series M.

"Prospectus" refers to this short form base shelf prospectus, as amended or supplemented from time to time.

"Prospectus Supplement" refers to a prospectus supplement relating to an offering of Securities accompanying and incorporated by reference into this Prospectus.

"Release Conditions" refers to conditions for the exchange of Subscription Receipts into Common Shares, First Preference Shares, Second Preference Shares or Debt Securities, as applicable.

"Sarbanes-Oxley" refers to the Sarbanes-Oxley Act of 2002, as amended.

"Second Preference Shares" refers to our second preference shares.

"Securities" refers to, collectively, Common Shares, First Preference Shares, Second Preference Shares, Subscription Receipts and/or Debt Securities.

"Securities Act" refers to the U.S. Securities Act of 1933, as amended.

"Selling Securityholder" refers to any of our securityholders that distributes Securities under this Prospectus and an accompanying Prospectus Supplement, which may include one or more of our wholly owned subsidiaries.

"Subscription Receipt Agreement" refers to the subscription receipt agreement to be entered into among us, one or more underwriters and the Escrow Agent providing for the issuance of Subscription Receipts.

"Subscription Receipts" refers to subscription receipts that may be issued by us under a Prospectus Supplement.

"UNS Electric" refers to UNS Electric, Inc.

"UNS Energy" refers to, collectively, Tucson Electric Power Company, UNS Gas, Inc. and UNS Electric, Inc.

"U.S. Indenture" refers to the trust indenture dated as of October 4, 2016 among us, the U.S. Trustee and the Canadian Co-trustee.

"U.S. Trustee" refers to The Bank of New York Mellon.

        Further, as used in this Prospectus, the abbreviations contained herein have the meanings set forth below.

CSPP	our Consumer Share Purchase Plan
DRIP	our Dividend Reinvestment Plan
EDGAR	Electronic Document Gathering and Retrieval System
ESPP	our Employee Share Purchase Plan
FERC	U.S. Federal Energy Regulatory Commission
ITC	ITC Holdings Corp.
LNG	liquefied natural gas
MJDS	Multi-Jurisdictional Disclosure System of the U.S. and Canada
MW	megawatt(s)
NYSE	New York Stock Exchange
ROE	return on common shareholders' equity
SEC	U.S. Securities and Exchange Commission
SEDAR	Canadian System for Electronic Document Analysis and Retrieval
TJ	terajoules
TSX	Toronto Stock Exchange
U.S.	United States of America
U.S. GAAP	U.S. generally accepted accounting principles

 PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS

Indemnification

        Under the Corporations Act (Newfoundland and Labrador) (the "Corporations Act"), except in respect of an action by or on our behalf to obtain a judgment in our favor, we may indemnify a director or officer, a former director or officer, or a person who acts or has acted at our request as a director or officer of a body corporate of which we are or were a shareholder or creditor (a "body corporate"), and his or her heirs and legal representatives (each, an "indemnified person"), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the indemnified person in respect of any civil, criminal or administrative action or proceeding to which the indemnified person is made a party by reason of being or having been our director or officer or that of a body corporate, if the director or officer to be indemnified (i) acted honestly and in good faith with a view to our best interests, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. We may with the approval of a court indemnify an indemnified person in respect of an action by or on our behalf to obtain a judgment in our favor, to which the person is made a party because of being or having been our director or officer, against all costs, charges and expenses reasonably incurred by the person in connection with the action where the person fulfils the conditions set out in (i) and (ii) above.

        Under Section 207 of the Corporations Act, notwithstanding the above, an indemnified person is entitled to indemnity from us in respect of costs, charges and expenses reasonably incurred by the person in connection with the defense of a civil, criminal or administrative action or proceeding to which the person is made a party because of being or having been our director or officer or a director or officer of a body corporate, where the person seeking indemnity:

  •
  was substantially successful on the merits in his or her defense of the action or proceeding;

  •
  qualifies in accordance with the standards set out in the above paragraph; and

  •
  is fairly and reasonably entitled to indemnity.

        In addition, we may purchase and maintain insurance for the benefit of an indemnified person against liability incurred by the person (a) in his or her capacity as our director or officer, except where the liability relates to his or her failure to act honestly and in good faith with a view to our best interests; or (b) in his or her capacity as a director or officer of another body corporate where he or she acts or acted in that capacity at our request, except where the liability relates to his or her failure to act honestly and in good faith with a view to the best interests of that body corporate.

        Subject to the above provisions of the Corporations Act, our by-laws require us to indemnify a director or officer, a former director or officer, or a person who acts or has acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, or his or her heirs and legal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the person in respect of any civil, criminal or administrative action or proceeding to which the individual is involved because of that association with us or such other entity. Our by-laws authorize us to purchase and maintain insurance for the benefit of any such person against such liabilities and in such amounts as our board may determine and are permitted by the Corporations Act. Our by-laws further authorize us to execute indemnity agreements evidencing our indemnity in favor of the foregoing persons to the full extent permitted by law. Our by-laws provide that, unless prohibited by the Corporations Act, we may advance moneys to any director, officer or other person for the costs, charges and expenses of any such proceeding; provided, however, that such person must repay the moneys to us if the individual is found to not be entitled to indemnification under Section 207 of the Corporations Act.

        We have purchased insurance against potential claims against our directors or officers and against loss for which we may be required or permitted by law to indemnify such directors and officers. We have also entered into indemnity agreements with our directors and officers which provide, among other things, that we will indemnify such persons to the full extent permitted by law. Pursuant to these agreements, we have agreed to provide such persons an advance of defense costs prior to final disposition of a proceeding, subject to an obligation for such persons to repay such advance if the individual is found to not be entitled to indemnification under Section 207 of the Corporations Act or otherwise at law.

        Insofar as indemnification for liabilities arising under the U.S. Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the U.S. Securities Act and is therefore unenforceable.

Exhibits

        The following exhibits have been filed as part of this Registration Statement:

Exhibit No.	Description
4.1	Material change report of the Registrant dated October 24, 2016 relating to the announcement of the completion of the Registrant's acquisition of ITC Holdings Corp. (incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the Commission on October 24, 2016)
4.2

Unaudited comparative interim consolidated financial statements of the Registrant as at September 30, 2016 and for the three and nine months ended September 30, 2016 and 2015, together with the notes thereon (incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the Commission on November 4, 2016)

4.3

Management's Discussion and Analysis of financial condition and results of operations of the Registrant for the three and nine months ended September 30, 2016 (incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the Commission on November 4, 2016)

4.4

Annual Information Form dated February 17, 2016, of the Registrant for the fiscal year ended December 31, 2015 (incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the Commission on November 23, 2016)

4.5

Audited comparative consolidated financial statements of the Registrant as at December 31, 2015 and December 31, 2014 and for the fiscal years ended December 31, 2015 and 2014, together with the notes thereto and the auditors' report thereon dated February 17, 2016, prepared in accordance with U.S. GAAP (incorporated by reference to Exhibit 99.2 to the Registrant's Form 6-K filed with the Commission on November 23, 2016)

4.6

Management's Discussion and Analysis of financial condition and results of operations dated February 17, 2016 for the fiscal year ended December 31, 2015 (incorporated by reference to Exhibit 99.3 to the Registrant's Form 6-K filed with the Commission on November 23, 2016)

4.7

Management Information Circular dated March 18, 2016 prepared in connection with the Registrant's annual and special meeting of shareholders held on May 5, 2016 (incorporated by reference to Exhibit 99.4 to the Registrant's Form 6-K filed with the Commission on November 23, 2016); provided, however, that the following sections or subsections of the Management Information Circular are hereby excluded from, and are not incorporated by reference into, this Registration Statement: (a) "Questions and Answers About the Meeting and Acquisition — Did the Board of Directors of Fortis receive a fairness opinion in connection with the Acquisition?" at pages 3-4 of the Management Information Circular; (b) the references to Goldman, Sachs & Co. and the opinion of Goldman, Sachs & Co. under the headings "Special Business — The Acquisition of ITC Holdings Corp. — Background and Recommendation — Background to the Acquisition" and "Special Business — The Acquisition of ITC Holdings Corp. — Background and Recommendation — Recommendation of the Board" at page 19 of the Management Information Circular; (c) Schedule C — Opinion of Goldman, Sachs & Co.; and (d) any other references to Goldman, Sachs & Co. and the opinion of Goldman, Sachs & Co. contained in the Management Information Circular

4.8

Material change report of the Registrant dated February 11, 2016 relating to the announcement of the Registrant's acquisition of ITC Holdings Corp. (incorporated by reference to Exhibit 99.5 to the Registrant's Form 6-K filed with the Commission on November 23, 2016)

4.9

Business Acquisition Report dated November 23, 2016 with respect to the Registrant's acquisition of ITC Holdings Corp. completed on October 14, 2016 (incorporated by reference to Exhibit 99.12 to the Registrant's Form 6-K filed with the Commission on November 23, 2016)

5.1	Consent of Ernst & Young LLP (filed herewith)
5.2	Consent of Deloitte & Touche LLP (filed herewith)

Exhibit No.	Description
5.3	Consent of Davies Ward Phillips & Vineberg LLP (filed herewith)
6.1*	Powers of Attorney
7.1

Trust Indenture dated October 4, 2016 between the Registrant and The Bank of New York Mellon, as the U.S. trustee, and BNY Trust Company of Canada, as the Canadian trustee (incorporated by reference to Exhibit 99.7 to the Registrant's Form 6-K filed with the Commission on November 23, 2016)

7.2*	Statement of Eligibility on Form T-1 of The Bank of New York Mellon

*
Previously filed

 PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertaking

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

Item 2.    Consent to Service of Process

        (a)   At the time of the initial filing of this Registration Statement on Form F-10 with the Commission on November 23, 2016, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

        (b)   Any change to the name or address of the Registrant's agent for service of process shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

III-1

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of St. John's, Province of Newfoundland and Labrador, Country of Canada, on November 30, 2016.

FORTIS INC.
By:	/s/ Barry V. Perry
	Name:	Barry V. Perry
	Title:	President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated on November 30, 2016.

Name	Title

/s/ Barry V. Perry Barry V. Perry	President and Chief Executive Officer, Director (Principal Executive Officer)
* Karl W. Smith	Executive Vice President, Chief Financial Officer (Principal Financial Officer and Accounting Officer)
* Douglas J. Haughey	Chairman of the Board of Directors
* Tracey C. Ball	Director
* Pierre J. Blouin	Director
* Peter E. Case	Director
* Maura J. Clark	Director

Name	Title

* Margarita K. Dilley	Director
* Ida J. Goodreau	Director
* Harry McWatters	Director
* Ronald D. Munkley	Director
* David G. Norris	Director
* Jo Mark Zurel	Director

By:	/s/ Barry V. Perry
	Name:	Barry V. Perry
	Title:	Attorney-in-fact

 AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Amendment No. 1 to Registration Statement, solely in the capacity of the duly authorized representative of Fortis Inc. in the United States, on this 30th day of November, 2016.

FORTISUS INC.
By:	/s/ Barry V. Perry
	Name:	Barry V. Perry
	Title:	President and Chief Executive Officer

 EXHIBIT INDEX

Exhibit No.	Description
4.1	Material change report of the Registrant dated October 24, 2016 relating to the announcement of the completion of the Registrant's acquisition of ITC Holdings Corp. (incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the Commission on October 24, 2016)
4.2

Unaudited comparative interim consolidated financial statements of the Registrant as at September 30, 2016 and for the three and nine months ended September 30, 2016 and 2015, together with the notes thereon (incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the Commission on November 4, 2016)

4.3

Management's Discussion and Analysis of financial condition and results of operations of the Registrant for the three and nine months ended September 30, 2016 (incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the Commission on November 4, 2016)

4.4

Annual Information Form dated February 17, 2016, of the Registrant for the fiscal year ended December 31, 2015 (incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the Commission on November 23, 2016)

4.5

Audited comparative consolidated financial statements of the Registrant as at December 31, 2015 and December 31, 2014 and for the fiscal years ended December 31, 2015 and 2014, together with the notes thereto and the auditors' report thereon dated February 17, 2016, prepared in accordance with U.S. GAAP (incorporated by reference to Exhibit 99.2 to the Registrant's Form 6-K filed with the Commission on November 23, 2016)

4.6

Management's Discussion and Analysis of financial condition and results of operations dated February 17, 2016 for the fiscal year ended December 31, 2015 (incorporated by reference to Exhibit 99.3 to the Registrant's Form 6-K filed with the Commission on November 23, 2016)

4.7

Management Information Circular dated March 18, 2016 prepared in connection with the Registrant's annual and special meeting of shareholders held on May 5, 2016 (incorporated by reference to Exhibit 99.4 to the Registrant's Form 6-K filed with the Commission on November 23, 2016); provided, however, that the following sections or subsections of the Management Information Circular are hereby excluded from, and are not incorporated by reference into, this Registration Statement: (a) "Questions and Answers About the Meeting and Acquisition — Did the Board of Directors of Fortis receive a fairness opinion in connection with the Acquisition?" at pages 3-4 of the Management Information Circular; (b) the references to Goldman, Sachs & Co. and the opinion of Goldman, Sachs & Co. under the headings "Special Business — The Acquisition of ITC Holdings Corp. — Background and Recommendation — Background to the Acquisition" and "Special Business — The Acquisition of ITC Holdings Corp. — Background and Recommendation — Recommendation of the Board" at page 19 of the Management Information Circular; (c) Schedule C — Opinion of Goldman, Sachs & Co.; and (d) any other references to Goldman, Sachs & Co. and the opinion of Goldman, Sachs & Co. contained in the Management Information Circular

4.8

Material change report of the Registrant dated February 11, 2016 relating to the announcement of the Registrant's acquisition of ITC Holdings Corp. (incorporated by reference to Exhibit 99.5 to the Registrant's Form 6-K filed with the Commission on November 23, 2016)

4.9

Business Acquisition Report dated November 23, 2016 with respect to the Registrant's acquisition of ITC Holdings Corp. completed on October 14, 2016 (incorporated by reference to Exhibit 99.12 to the Registrant's Form 6-K filed with the Commission on November 23, 2016)

5.1	Consent of Ernst & Young LLP (filed herewith)
5.2	Consent of Deloitte & Touche LLP (filed herewith)
5.3	Consent of Davies Ward Phillips & Vineberg LLP (filed herewith)
6.1*	Powers of Attorney

Exhibit No.	Description
7.1

Trust Indenture dated October 4, 2016 between the Registrant and The Bank of New York Mellon, as the U.S. trustee, and BNY Trust Company of Canada, as the Canadian trustee (incorporated by reference to Exhibit 99.7 to the Registrant's Form 6-K filed with the Commission on November 23, 2016)

7.2*	Statement of Eligibility on Form T-1 of The Bank of New York Mellon

*
Previously filed